File Nos. 811-22974 and 333-269139
Filed Pursuant to Rule 433

Transcript

Rena Sherbill: Tom Majewski from Eagle Point (NYSE:ECC). It's really great to have you on Seeking Alpha. Back on Seeking Alpha, I should say, and on the podcast. Welcome back to Seeking Alpha, and welcome to Investing Experts. It's great to have you.

Thomas Majewski: Great Rena. Thanks so much for having me. I'm glad to be back.

RS: It's great to have you and we've been talking in the past couple of months about various ways to boost your income via stocks, via dividend paying stocks, via BDCs. Care to share with investors where Eagle Point sits in the income world? If you could kind of make the definitions very clear for our investing community?

TM: Sure. Eagle Point can mean a lot of different things I guess. It's commonly used to describe two funds that we are the external advisor of. They have similar flavors, but maybe some slightly different seasoning to them.

One is Eagle Point Credit Company, which trades under the ticker (ECC), and the other one is Eagle Point Income Company, which trades under the ticker (NYSE:EIC). Both of them involve credit exposure and both of them seek to generate income, but they're slightly different flavors.

ECC is one of the largest funds that owns CLO equity, in the world at this point. There's one or two others of similar size that are publicly traded. And CLO equity in my opinion, is perhaps still one of the more misunderstood asset classes. It's something that generates typically lots and lots of cash flow.

It's an asset class that has, over multiple credit cycles, kind of proven its merit and its worth. The structures work, the investments worked, and they generate lots of cash flow for investors. And it allows the company to pay a very nice strong monthly distribution, for investors seeking high cash flow from their investments.

It is equity. So there is in theory should be greater risk, because it's a residual interest in these CLOs or collateralized loan obligations. And I'm sure in a minute or two, we'll spend a couple of minutes describing just what a CLO is for - to the extent readers or listeners would like a refresh.

We also offer Eagle Point Income Company or EIC, which focuses on the principally the BB tranche of CLO transactions.

The same things that might be an ECC, but these securities are further up in the capital structure of a CLO should in general, you'd expect to have less risk of loss than the equity simply, because it's rated debt and has capital beneath it.

BBs CLOs, specifically the vast majority of EIC's portfolio, is something that's been very keenly followed by investors over the last few years. And the coupons on the underlying BB rated bonds, are - typically always floating rate, so they reset every three months.

And for any listener who bought fixed rate bonds in 2021 or 2022, while many of those bonds are still paying their interest, they're probably getting interest rates that are 2% or 3%. Obviously base rates are much higher than that. And the CLO securities owned by EIC, the BB rated bonds, have really benefited from a floating rate environment, where the interest rates on those bonds go up as rates go up.

So it's been two different flavors. One pays the dividend versus the share price on ECC, is higher than the distribution. I should apologize, I should have said the distribution versus the share price on ECC is higher than the distribution versus the share price on EIC, reflecting perhaps that it's equity versus debt as the principal asset.

Both are very interesting though, and both fit, I think, very nicely in portfolios that investors might hold who are seeking to have monthly distributions of cash coming into their accounts.

RS: The nuance of what constitutes a CLO and maybe in the context of CEFs, what are the differences there and what should income investors kind of be most aware of?

TM: Sure, let's focus maybe a couple minutes on the CLO definition first. CLO stands for collateralized loan obligation. These loans are corporate loans. They're small pieces of big loans, to typically big American companies.

So representative borrowers over the years would include T Mobile (TMUS), although that loan's paid off. Hilton Hotels (HLT), Samsonite Luggage (OTCPK:SMSOF), Burger King (QSR). Big companies you do business with every single day in the United States, maybe not Burger King every day. But big companies you do business with quite often, and are what makes them interesting.

These loans are floating rate, so they also float every three months. And they're senior and secured. So unlike investment grade or junk bonds, which are typically unsecured, the loans that underlie CLOs are nearly all first lien, senior secured, where they have a pledge of all of a company's assets.

And what that means is when companies get in trouble, and invariably even in the best markets, a few companies get into some financial trouble.

Defaults are quite low right now, but they're greater than zero. Being senior and secured typically helps the recovery rate when a loan goes bad. And that you've got collateral, and the people below you don't. So that's something that we really like about the loan asset class. And when we look over the last 33 years, the loan asset class has delivered positive returns in 30 out of the last 33 years.

When you think back across really any sort of investment program, maybe other than short-term treasuries it's hard to find something that's generated over 90%, I guess roughly 90% positive total returns over three plus decades. And that's the underlying asset that generates the cash in our CLOs that lets us pay the distributions to ECC and EIC shareholders every single month.

Now that L, the loans in CLO is also the same L as an LBO in that many of these loans are companies backed by private equity firms that are often growing. They're important parts of the American economy and are used to facilitate growth, build new plants, open factories, things like that expand distribution.

So that the loan market, which is probably about $1.4 trillion outstanding today in the United States, these are syndicated corporate loans, remains a very, very important part of the economy in the United States.

And then the CLO market is a very important part of the loan market representing about two-thirds of the size of the loan market, get owned, are owned in these CLOs. But these are the kind of companies in many cases that are owned by KKR or Carlyle and big private equity firms like that, that people know of and maybe - even own the stocks of today.

To talk about a little further into some of our portfolios, and we'll expand upon this in a little bit, but we also have some, I'll say some CLO type replacements or alternatives that might be even in some cases more attractive.

We'll talk about some of those in a little bit in ECC, and EIC's portfolio in some cases, which we think can add to shareholder returns over time. You also asked me to comment on, kind of the difference between different types of funds, and closed end funds. And I might even mention ETFs in the equation, as well at this point.

Some of the things that are another common way for investors to get exposure to credit is to buy the stock in BDCs, business development companies. These are also 40 Act Funds, but make a special election and then their principal job is lending money to small and mid-sized American companies.

So not necessarily the giants like Hilton Hotels and things like that, but smaller companies, some you've heard of, maybe some you haven't. But that are also senior secured, typically have a little bit of a higher interest rate on them, but perhaps can be a little bit greater risk of loss simply, because it's a typically a smaller borrower.

The distribution yields on BDCs obviously vary, but some of them can be 8%, 9% may sometimes get a little higher than that. So there's definitely some opportunity for attractive current income in the BDC space as well.

There are also some ETFs or what, these are open end exchange traded funds. Some that invest in the senior parts of CLO transactions. Those typically have the lowest risk of loss, because they're the highest in the CLO stack. And there's about $20 billion of those outstanding, give or take right now.

Some of the differences, unlike ECC or the typical BDC, if a shareholder wants to buy more, they simply go to the market and buy, and they pay the price the seller is willing to sell. And if a shareholder wants to exit, you go push the sell button and you get what the next investor is willing to pay.

But you don't impact the portfolio. So if you sell your stock in BDC today to buy some ECC shares, which I certainly would think is a great idea, you are not actually impacting either portfolio directly. The person who runs the BDC doesn't have to sell anything, and I don't buy anything as a result, simply you're just buying the shares from another investor.

There are a handful of ETFs focused on the senior part of the CLO structure, typically with much lower returns, kind of 5% or 6% returns. Maybe more as a quasi-money market alternative that invest in the top of the capital structure. But they're the difference.

If you want to sell and you sell enough, the fund manager actually has to sell securities to meet your sale. And similarly, if you buy, if someone buys enough, the fund manager gets new money in and has to go deploy that money quickly. Otherwise that money is just sitting in cash, and not earning the distribution rate that the ETF would otherwise pay.

RS: I'm glad you brought in ETFs into the conversation, deservedly so. There's such a preponderance of ETFs, as you mentioned. It's such a big part of the market right now.

What are your thoughts moving forward? How do you navigate within that new paradigm, within that new reality of so many ETFs, how do you think about that moving forward as a CLO?

TM: In the CLO market today, ETFs own what I would approximate to be about 2% of the total amount of CLOs outstanding, principally concentrated at the AAA part of the capital structure.

So if we're down at the equity and BB part, we're down at the bottom. We get the most return in a typical situation, but have perhaps the greatest, greater risk of loss. These folks sit up at the top of the capital structure have, I don't believe there's ever been a CLO AAA that failed to repay principal, or even fail to pay timely interest, so a different risk profile.

Certainly the price of the securities can move up and down. What we've seen so far in general are lots and lots of inflows into the ETF world for CLOs. I think research I read said over $10 billion just in 2024 alone.

So that's good actually for ECC in one way, in that that's creating a lot of new demand for CLO AAAs. And as we're the equity, we like the spread on AAAs to be as low as possible, because therefore we get more equity distributions to us, which we like.

Now, one day that will change. One day these ETFs will have outflows and investors will say, for whatever reason, decide to take their money out of the CLO, ETF AAA ETFs and those ETFs will have no choice, but to sell. Not because the portfolio manager is making the decision, but because the shareholder is making the decision for them.

When that happens, spreads will widen on CLO AAAs and that's less good for everyone involved, frankly. But that's kind of a natural evolution. When we bring daily liquidity products into a market, it's great when the inflows are there, but it's less great for the market when they turn to outflows.

RS: In terms of looking towards this year, how do you contextualize the dividend [distribution] this year, and then going forward? For those interested in the safety and the consistency, what they can look forward to, how would you articulate that for investors?

TM: Sure. Obviously, we are not experts at repeatedly predicting the future accurately. We're trying, but if you look at our history with the distributions of ECC and EIC, we've tried to be historically very consistent and try and keep a very steady hand across both of those vehicles.

The distributions over time have moved down, I guess, once and up other times and there have been specials from time-to-time. But we try and take a very long-term approach to managing the company, and we don't - historically have not moved it around month-to-month or quarter-to-quarter, depending on little vagaries in the market.

The most important thing I can share with listeners, is in substantially every quarter since ECC ramped up, and was fully invested in operating in normal conditions, perhaps with one or two exceptions.

The interest distributions received by ECC from its underlying investments, have been greater than the distributions paid to ECC shareholders, and the expenses that ECC bears to operate. So what's, when you're looking at a company, there's kind of three, when you're looking at any investment, there's kind of three perspectives.

There's the GAAP or book yield, kind of GAAP analysis. What's your accounting income? The taxman has a view and the tax department has their own calculations, as to what taxable income is for a CLO, which is not, is typically not the same as GAAP income in any given year.

And interestingly, it's also not the same as cash income in any given year. If I could pick between them, I would want the most cash income, the least tax income and GAAP, kind of whatever happens, happens.

As an individual investor, obviously we like GAAP income, but I don't spend a lot of time focused on it. So when someone's looking at ECC or EIC, one of the things I think they can take comfort in, is the vast majority of the time the interest collections into the company have met or exceeded the distributions paid to shareholders, and the expenses of the company.

Obviously, who knows what the future holds. But when we look over the last decade plus that ECC has been public, it paints a pretty consistent picture, in my opinion.

RS: And what else would you say for investors curious about your cash flow? How would you either encourage them, or what things would you highlight in terms of referencing what kind of cash flow you have coming in, and what you're doing with it?

TM: Sure. The number one thing that we really do highlight, is that the interest coming off our investments are the - is the principal driver of what we pay distributions with.

So once in a while there's principal income, or a return of capital on some underlying investments, we're focused on making sure we have as much interest income coming into the system every quarter to cover all of our expenses, and when we look at distributions obviously, when we look at our portfolio over time, I think we've done a good job at selecting investments that generate above average current income, and generate consistent cash coming into the Eagle Point system, that's the number one thing.

Lots of different ways to make money in business, the one that's the most unambiguous is having lots of money get deposited into your bank every single quarter. And when we're investing for ECC and EIC that's a big thing that we look at. It's not the only thing, but it's certainly a very, very important thing. And there's no better measure of business success than money in the bank.

RS: That's very true. Anything that you would bring into the conversation in terms of the recent baby bond offering, (NYSE:ECCU) that you guys have, any kind of broader context if you bring that into the conversation?

TM: Sure. It's great in a number of regards. I think great for the company. It's attractive long-term stable financing. We're taking that money, which is at a fair, but attractive cost of debt, and investing it in investments that earn significant - have the potential to earn significantly more than the cost of the bonds that we issued. So that makes all the sense in the world.

Now there are, there's statutory limits around how much debt and preferred stock companies, like ECC can have. The investment company Act of 1940, which I'll share some other stats about in a minute, is very prescriptive as to the amount of leverage companies like ECC and EIC can use. And we're required to have a 300% asset coverage ratio over of our debt versus our assets.

And what that means is for every dollar of debt we issue like ECCU, we need to have at least $3 of assets to support it. So and then for preferred stock, as we need $2 of assets to support it, or a 200 asset coverage ratio. And what we've done when we've run the company - as we've run the company, and we quoted a different way, we actually say debt to equity ratio, kind of a little more capital markets oriented.

We've said for ECC for just shy of a decade now that we'll target running the company at 25% to 35% leverage. And so what that does is gives us and that includes both debt and preferred stock gives us lots of cushion over the statutory limits in terms of the amount of - we don't use anywhere near the maximum amount of debt that we're able to borrow under the law.

During COVID and the market volatility in March and April of 2020 I'm pleased to share, and - longtime shareholders will know this neither ECC or EIC breached its asset coverage ratios even though the prices of securities were moving around quite heavily, and obviously in the wrong direction for a little while there.

So the way we've sized it, we were able to make it through obviously a very, very dark day without running off-sides on any of these tests. Now, if we were to have gone off-sides, the consequence, and this is under the 40 Act is relatively elegant.

You can't declare new distributions, but you can pay previously declared distributions, and you can't take on any additional indebtedness until you kind of right the ship, and get yourself back on sides on the ratios. So it's a very elegant solution. Obviously, we don't want to find ourselves in either of those scenarios. So that's why we run both companies with far less leverage than the law would allow us to.

Now at the same time, putting your hat on the other way, let's say you were considering buying ECCU. That unto itself, in my opinion, is a very interesting security. That's an unsecured note. It pays interest rate, a coupon at 7.75% and it matures in June of 2030.

So a little more than five years from now, and I think listeners will be surprised to know in the 85 years since the 40 Act has been passed, to the best of our knowledge, there have only been two 40 Act companies, to ever default on their debt or preferred stock.

Those two companies, the 40 Act companies that were BDCs, one was Allied and one was ACAS, but even in those cases, the creditors got paid in full plus all of their interest. So to the best of our knowledge, in the 85 years since the 40 Act has been passed, there have been zero losses realized by lenders to 40 Act companies.

So when you think about ECCU, for example, 7.75% trading at a tiny discount to par, right now, you're going to get $25 back in 2030, or sooner you're going to get 7.75% paid quarterly in that case, between now and then.

That unto itself is a very interesting investment in our opinion, and separate from what we do in ECC and EIC. At Eagle Point, we have a separate business that actually invests in debt issued by 40 Act Funds, because we think it's a very attractive investment unto itself. We never buy our own, unfortunately, although we think they're great securities.

Obviously, it'd be a conflict if we're buying our own debt into other funds, but we do buy debt in lots of other 40 Act Vehicles. And frankly, as we've looked at the different ways to break them, we think it's a very, very robust asset. And certainly, the data, to the best of our knowledge, is fully consistent with our analysis.

RS: Kind of the final point on the dividend [distribution], I wanted to highlight for investors, anybody wondering about the reasoning behind cutting the supplemental dividend.

You answered that in the recent earnings call. Curious if you have any further color on that point and also if you want to talk about yield going forward and how investors could be, should be thinking about the yield there, the yield there.

TM: So, this goes back probably to 2023, I guess, at this point, if memory serves, we had some spillover income in that our taxable income ended up being greater than the common distributions we had been paying.

And over the years, as we've kind of continued to evolve and think further about how we're managing the companies, going back to 2017, give or take, when we paid a number of like kind of lump sum special distributions to shareholders. I recall one of them was $0.50.

The others have had different amounts, but they were kind of just like a one-time thing because we have to pay out all of our taxable income or substantially all within a calendar year with the ability to have a little spillover into next year. But you can't sit on it for too long. That's a pro and a con of these 40 Act vehicles.

That said, I remember when we declared that one large special, the stock went up. We declared it at 4:01 PM, so after the market was closed. Literally the next day, the stock was up roughly the same amount of the special distribution. And what I saw was that for the shareholder who bought the stock at 3:59 PM, he or she was very lucky.

All of a sudden, stock was up $0.50. For the shareholder who sold, all of a sudden that person just sold a stock that went up $0.50 a minute after they sold it, simply because we declared this one-time special distribution. So we decided after doing that a little while, we decided that wasn't the right way to do it.

So what we would do is take our spillover income and add it into a variable supplemental distribution and we concluded the distribution in December of last year as we had covered all of our 2023 spillover income through 2024. On our most recent earnings call for ECC, we said we don't expect to have additional spillover income into 2025. So we're going to let that special program end, which was kind of always our intent.

So the trick is or I was talking earlier about cash, GAAP and tax, is a CLO equity investor over the life of an investment, cash profit, GAAP profit and tax profit will roughly equal. There might be one or two things that are not deductible for tax, but that's very small. That said, in my experience, they never equal each other in any given year.

So whereas we've had years where we've had large special distributions we've had to pay to stay on side with the tax rules, in other years, there have been years where we've been able to shelter a lot of distribution and frankly the taxable income was far less than the distribution in some years, which then meant investors didn't have to pay current income tax on the cash distributions they received.

It'd be nice if it was just all the same. It'd be much easier and there's not a week that goes by that I don't explain this to someone, in totality over time, and they all substantially equal, but they don't typically equal in any given year. And I have different rules and different masters for each, hence the specials, and then hence not needing the specials when the need is gone.

RS: And anything to say about the yield?

TM: Well, we've been very consistent with the distributions on ECC and EIC. We've declared distributions through March at this point that with the regular ordinary common distribution remaining - the base distribution remaining unchanged, and it's been unchanged now for several years. We don't offer further guidance beyond that on the distribution.

Obviously, the Board can make the decisions, it thinks best for the company and shareholders over time. What I will say is we have a very, very long track record at this point of having a very steady hand with our distribution rate.

RS: Let's get into the portfolio a bit. What would you share with investors? What are you kind of most excited about in terms of your portfolio and what concerns may you have to answer to shareholders in that regard?

TM: So we've got a couple of interesting things in our portfolio or a couple of things going on that are, I think, are quite interesting. One of the benefits of those CLO AAA ETFs that we talked about a few minutes ago is that the spreads on CLO AAAs have come in tremendously.

And what might have been SOFR plus 175 a year ago or something like that is now a SOFR plus 125 market. In many cases, for many of the investments that we own, Eagle Point is the majority investor across our public and private funds in many cases that invest together.

We have exempt of relief from the SEC to allow that. And what that then allows us to do as the majority investor is any time after a two year non-call period in the life of a CLO, we can direct either a refinancing or reset of the debt of the CLO. And what that allows us to do is go out and let's say we have some 170, AAAs that are SOFR plus 175. We can simply call up those holders and say, well, bad news is well the good news is you've been enjoying that generous coupon.

The bad news is markets have moved. We're going to refinance you and issue new CLO AAAs at 125 over. If you'd like to roll and stick with the transaction, we'll give you a first look because you've been with us. At the same time, if you are, if you don't want to roll, we'll give you your money back plus interest and we'll find a new investor who's willing to invest at a lower spread.

So as a firm last year as Eagle Point Credit Management, the adviser of ECC and EIM, of ECC, we were able to direct corporate actions in dozens of CLOs last year where we were able to go in and rip out costs on the right side of the capital structure in that we were able to issue CLO debt at tighter and tighter levels throughout the course of the year.

So we are very excited to get that done. We think it was very impactful for our investments and will generate, we believe, increased cash flows for our investors over time versus had we just sat passively and not stewarded the portfolio.

It takes a lot of time and effort to do that. We have a multi-person investment team who actively drive on these. And I think investors would struggle to find a CLO security investor who directed more resets and refinancings than we did in 2024. We're very, very proactive on this.

Some of the other things we have in our portfolio, and I think we have a continued path. If you look at our portfolio, which we publish in a PowerPoint presentation, which is on our website, which lists the AAA spreads on every single CLO where we own the equity of.

So you can simply sort that by who's the highest and kind of look at those and say, boy, these guys are going to have some potential to rip out costs on a lot of those CLOs. So I think when we look forward to 2025, that's one of the things we'll be able to do and we believe that will create some further shareholder value.

We also have some CLO equivalent type things that are not kind of old fashioned or not kind of traditional CLOs, but also get us levered exposure to credit. And there's an investment in our portfolio. Senior secured credit 2022, I believe, is the name. You can see it on our schedule of investments.

It's actually a joint venture that we have with a BDC run by a third-party, where that group is an excellent track record in making loans for growth loans or venture loans, they're sometimes called. And these are companies typically that are generating revenue, but haven't fully reached profitability yet, but are typically backed by blue chip venture capital firms.

And in many cases, these loans pay interest between 12% and 16%. Obviously, any loan can vary, and sometimes even get warrants and other upside potential with the investments.

What we see there is, we add some leverage, not using CLO leverage, but using a long-term bank loan facility provided by a bank to that SPV, where we're able to diversify our exposure and get exposure to different types of companies, get investments that are paying even higher rates of return than the typical loans, syndicated loans that we might invest in.

And then with a very attractive leverage, we believe deliver very, very strong returns to our investors. The reason we don't do it like a regular CLO, frankly, is the rating agencies have not been able to get their head around rating these loans and of these venture loans.

One of the things that makes the CLO market work is the underlying loans, the loans to the companies backed by KKR and Carlyle and the like are in fact rated by the rating agencies, often BB or B, but they still have a rating.

Essentially, none of these venture loans have a rating, so we can't do it in a traditional CLO structure. But we've done very well at kind of replicating that, in my opinion, but in a way that generates very strong and very attractive cash flows for us as an investor.

So it's a nice diversifier in our portfolio. It's one of the highest earning assets in our portfolio, and frankly, it's not something you're going to get investing in any other CLO closed end fund. It's a little bit of the differentiation and novel approaches and creativity that we bring to managing ECC.

RS: And how do you contextualize for investors the management fees? How do you explain that to shareholders?

TM: So ECC has a what I think is one of the more market friendly, shareholder friendly management fee structures. It's directionally consistent with the fees we charge in other vehicles as well that are not publicly available.

The management fee is set up in a way that's it's much more shareholder friendly than a typical BDC. The typical BDC is going to charge management fees on gross assets. So every dollar of assets in the fund attracts a management fee.

What we've said is we're really working for the shareholders at the end of the day, so our management fee is attributable is only assessed on the common and preferred equity of the firm of ECC, but we don't charge any management fees on assets purchased with debt.

So when we just went to issue (ECCU), which is an unsecured note, the nice part about that is there's no for the shareholders, there's no additional management fee to us for managing that extra $100 million of assets. So that's very shareholder friendly in our opinion. We do charge an incentive fee as well, similar to BDCs, and that's just on the income generated in the portfolio.

But unlike a BDC, we don't have any sort of incentive fee related to capital gains. So net, I would say, our fee structure is kind of a little more shareholder oriented than the typical large cap BDC in the market today.

RS: I'm curious as one of the Founders of Eagle Point, what do you think has most surprised you in your tenure there?

TM: That's a very interesting one. Well, something I never even thought about or heard of prior to founding Eagle Point in 2012 was 40 Act Baby Bonds and Preferred Stock. I never thought of issuing it. I never thought of investing in it personally. Now we do all of the above and we have a fund that invests in it.

And you can see from public filings, I own $25 paper and other CLO funds where we are - and other funds where we might own so much. We're a Form 4 insider, even in other BDCs and credit funds. So it's something that I wouldn't know if it's the most exciting revelation, but it's something that I never even had heard of before when founding the firm.

And when we started going from just managing in typical LP format to going to go to the public markets back in 2014 when we first took ECC public I believe we issued our first preferred stock off of ECC in 2015 and it took me a little while to get comfortable with it. But I remember looking at it and ultimately thinking it was a great tool for the company and unto itself a great investment.

So that was something I learned I never even heard of before. And now I'm both a buyer and an issuer of it. One thing. The other thing which I knew, but it's great to live it, is the importance of people in the investment management business.

Eagle Point Credit Management, who's the adviser to ECC. We have we're just approaching a 100 people on our staff. We had six new employees start on Monday and we continue to grow at a measured pace. And we grow our team typically in advance of raising new assets. And the people part of the business is so, so important.

And when we look at our senior investment team, we've been working together since substantially the inception of the firm. And we have, I think, 23 employee partners at the firm, myself included. We've never had a partner leave our firm for any reason. Zero.

Hopefully that means we're doing something right, but we make it really hard to get to work here, to get hired, or certainly very hard to get promoted to partner. At the same time, once we get those people in, they seem to do a very good job and have a very good habit of sticking around.

And it's kind of getting that people side right, getting the right investment mindset, that creativity, and I'll call it intellectual curiosity that our team shares never ceases to amaze me. And putting all that together, I think, is what's gone into generating the strong returns that we've generated for ECC and all the other vehicles that we manage.

RS: That seems like staggering data for a partner not to have left. That feels like an anomaly to me as somebody who doesn't know. Is that an anomaly in the market?

TM: I mean it's atypical for sure. Sometimes when like pension consultants come in and do due diligence on us, when we say that, they're like, really?

RS: You might want to make your hiring practices proprietary maybe.

TM: It could very well be. Once in a while, I describe us as an HR firm that does investing on the side. But really is you get the people right, get some good investment ideas.

And every investment in the ground here, the partner who is involved in getting it in the ground is still here. And there's no scenario, oh, that was the prior guy or the prior lady bought that. It's no. Everything we've put in, every person who bought something, whether their discretion or through the committee process, depending on the size and, complexity of the investment, everyone's still here, and they feel a sense of ownership in the investments they make.

And they're, in many cases, owners of ECC. And one of the things I like is when, we still obviously approve whenever any employee buys something, in one of our funds. But you see some of the junior people buying a 100 shares, 200 shares. That's great. I love - come through and they're always approved.

RS: In a cold leaning world, that's some nice warm data. That feels good to hear. Speaking of people and connections and growth, we had the CEO of Trinity Capital (TRIN), Kyle Brown, on a few months ago. As CEO of Eagle Point, you guys have a recent joint venture together. Can you share with investors why you did that? What it means for shareholders? What it means for the marketplace?

TM: This was that joint venture that I had mentioned, the senior secured - 2022 senior credit company. It's in our schedule of investments in ECC, and what it is so it's something where we both invest together where Kyle, who's a super guy, his business has been around for probably 17 years, give or take, at this point.

And we think of them as one of the preeminent venture lenders in the marketplace. And it's a very different skill set than in underwriting the next KKR LBO. They do very interesting transformative companies, and they lend money at, we think are attractive rates.

Once in a while, things go wrong. Obviously, they try and minimize that. And at the same time, some things go very well, and they have equity upside through warrants and convertible securities and things like that, that let them participate in the ups.

So as we got to know them over actually through our practice of a separate business line away from ECC that we have of investing in $25 product issued by other funds. We got to know them back before COVID. And we were in the maybe an anchor, maybe even a sole investor in one of the securities they issued. And as we got to know them and really look in the, kind of under the hood, I think we were very impressed with the things they were doing.

At the same time, I think they would say we brought some maybe some structural creativity and came together with a joint venture that is partially owned by TRIN, partially owned by ECC, and then partially owned by other clients at Eagle Point here, that's able to get kind of take that their very good venture lending cooking and then put it into a kind of not exactly a CLO, but a CLO similar-esque structure that gets investors levered exposure to a very attractive lending program. So it's been a great relationship.

Our teams are actually they're out in Phoenix. Part of our team was out there, meeting on some things, just to refresh on their platform earlier this week. I missed the trip. I would have loved to have gone to Phoenix in January, but someone had to stay in the office, I guess.

I'm sitting here in Greenwich, Connecticut where I can see the ice on the water even a little bit outside my window. It is a great group and that kind of creativity of putting two smart groups together, working constructively. I think we've created some very attractive investments for our shareholders and I believe they've done the same for theirs.

RS: I really appreciate this conversation, Tom. I think shareholders or interested investors are going to gain a lot from hearing what you have to say. Anything that you feel like we left out of the conversation that you want to share with listeners?

TM: We're in a growth world here. Things are, it's going to be a little volatility based on commentary in the market. But we're set up exactly the way we're supposed to be in markets like this. We're in a pretty good environment.

Lots of people talking about soft landing, hard landing. Seems like we kind of had no landing, and our outlook continues to remain quite robust for corporate credit. And variably, there'll be twists and turns that come our way in as credit investors.

But in these strong markets where we're able to get in and rip out costs on the right side of our balance sheet we're quite optimistic for the prospects for our investment strategies in 2025 and beyond.

We think the United States is set up very well and nearly all our investments are here in the United States. The economy doing far better than I think many people predicted. Corporate defaults remain quite low and, touch wood, spreads continue to tighten, which we're able to capitalize and lock in for long periods of time in our investments.

So we're pretty, pretty bullish on where we sit in the world. There's going to be ups and downs for sure, but net, we think the answer is up into the right, which is always the right direction.

RS: And where can investors find out more about Eagle Point or get in touch with you or get in touch with Eagle Point?

TM: The easiest way is to visit Eagle Point. That has a lot of information about ECC. It has all our public filings. It has a full investor presentation that we prepare every single quarter that lays out lots and lots of details about our portfolio. And there's ways right in there to get in touch through our investor relations team.

If it's questions for me or any of our executives or about investments in our portfolio, we're always very happy to get investors whatever information we can reasonably provide and get on the phone and speak with folks, if we'd like to. We also have some of your colleagues who are writers instead of speakers come by and see us once in a while, and always happy to connect with them as well and should they have any questions either.

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